Inergy Midstream, L.P.

Two Brush Creek Boulevard, Suite 200

Kansas City, Missouri 64112

Via EDGAR and Hand Delivery

September 4, 2013

United Stated Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, D.C. 20459

Attn: Mara L. Ransom, Assistant Director

Re:	Inergy Midstream, L.P.
Amendment No. 3 to Registration Statement on Form S-4
Filed August 29, 2013
File No. 333-188930

Dear Ms. Ransom:

On September 3, 2013, Inergy Midstream, L.P., a Delaware limited partnership (“NRGM,” “we” or “our”), received oral comments via teleconference from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), with respect to Amendment No. 3 to NRGM’s Registration Statement (the “Registration Statement”) on Form S-4, File No. 333-188930, filed with the Commission on August 29, 2013 (“Amendment No. 3”).

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 4 to the Registration Statement (“Amendment No. 4”), which is responsive to the oral comments issued by the Staff. For your convenience, we will hand deliver three full copies of Amendment No. 4, three copies of Amendment No. 4 that are marked to show all changes since the filing of Amendment No. 3 and three copies of this letter.

Based on our discussions with the Staff, we have provided additional disclosure on page 35 of the Registration Statement with respect to Crestwood Midstream Partners LP’s (“Crestwood”) decision not to proceed with the alternative financing transactions described in “Special Factors – Background of the Merger.”

Based on our discussions with the Staff, we have also provided additional disclosure on pages 57-60 of the Registration Statement with respect to the valuation analyses prepared by Evercore Group L.L.C. that were included in its preliminary and final presentations to the Crestwood conflicts committee. In addition, on page 60 of the Registration Statement, we have provided the statement required by Item 1015(c) of Regulation M-A in response to the Staff’s oral comment.

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Securities and Exchange Commission

September 4, 2013

In responding to the oral comments of the Staff NRGM acknowledges that:

•	NRGM is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	NRGM may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Gillian A. Hobson of Vinson & Elkins L.L.P. at (713) 758-3747.

Very truly yours, INERGY MIDSTREAM, L.P.

BY:	NRGM GP, LLC, its general partner

By:	/s/ Michael J Campbell
Name:	Michael J. Campbell
Title:	Senior Vice President and Chief Financial Officer

Enclosures

cc:	Laura L. Ozenberger, Inergy Midstream, L.P.
Gillian A. Hobson, Vinson & Elkins L.L.P.
Kelly J. Jameson, Crestwood Midstream Partners LP
William E. Curbow, Simpson Thacher & Bartlett LLP